Exhibit 99.2

FOR IM MEDIATE RELEASE
Results for the quarter and year ended March 31, 2006 under Consolidated Indian GAAP
Wipro’s Revenues cross Rs. 100 billion mark; Revenues from combined IT businesses surpass
$2 billion landmark
Quarterly Dollar Revenue in Global IT business grows 8.2% sequentially; Operating Margin expands
Bangalore, April 19, 2006 —Wipro Limited today announced its results taken on record by the Board of Directors for the quarter and year ended March 31, 2006.
Highlights
Results for the year ended March 31, 2006
•	Wipro Limited Revenues increased by 30% to Rs. 106.26 billion (Rs. 10,626 Crores)

•	Profit After Tax grew by 27% to Rs. 20.7 billion (Rs. 2,067 Crores)

•	Revenues from our combined IT business crossed $2 billion landmark; Global IT business Revenues grew 33% while Revenues from our India, Middle East and Asia Pacific business grew 22%

•	Employee strength in Global IT business crosses 50,000

•	Board of Directors recommends a cash dividend of Rs. 5 per share/ADS, subject to shareholder approval in the Annual General Meeting scheduled in July 2006
Results for the Quarter ended March 31, 2006
•	Wipro Limited Profit After Tax grew by 43% year on year to Rs. 6.18 billion (Rs. 618 Crores), Revenue increased by 35% yoy to Rs. 31.13 billion (Rs. 3,113 Crores);

•	Global IT Services & Products Revenue was Rs. 23.17 billion (Rs. 2,317 Crores), a 41% increase year on year (yoy)

•	Global IT Services & Products Profit before Interest and Tax (PBIT) was Rs. 5.81 billion (Rs. 581 Crores); Operating Margin was 25.1%, an expansion of approximately 30 basis points over quarter ended December 31, 2005

•	Technology Business in Global IT Services segment crossed landmark of $500 million annual Revenues

•	Global IT Services & Products added 42 new clients in the quarter.

•	Wipro’s India, Middle East & Asia Pac business records 36% growth in PBIT yoy; Revenue grew 18%
Outlook for the Quarter ending June 30, 2006
Azim Premji, Chairman of Wipro, commenting on the results said “We look back at our performance in 2005-06 with immense satisfaction. It was a year in which we crossed several landmarks — including Rs. 100 billion in Total Revenues, $2 billion mark in IT businesses Revenues, Rs. 5 billion of quarterly profits, 5% Revenue contribution from Innovation Initiatives and team size of 50,000. With all Wipro businesses delivering industry-leading growth rates, we were able to post record Revenue and Profit growth. The IT Services industry is evolving from an era of routine Service Provisioning to one of Innovative Knowledge creation. The strategic initiatives we propose to undertake as part of our plan over the next few years position us well to lead this evolution. Given the exciting prospects in all our business segments and combined with our growth-oriented strategic road-map, we look forward to 2006-07 and beyond with excitement and enthusiasm. Looking ahead, for the quarter ending June 2006, we expect our Revenue from our Global IT services business to be approximately $533 million.”
Suresh Senapaty, Chief Financial Officer, said “During the quarter ended March 2006, we continued to see broad -based Revenue growth with our differentiated Services — Testing and Technology

Infrastructure Services — continuing to deliver significantly higher growth rates. On margin front, improved price realizations, higher utilization, increased proportion of Offshore projects and continued improvements in BPO profitability helped in significantly offsetting the acquisition related pressure on profitability and compensation revision for our Onsite staff and led to Operating Margin expansion sequentially”.
Wipro Limited
Revenues for the year ended March 31, 2006, were Rs. 106.26 billion, representing a 30% increase YoY. Profit after Tax for the year was Rs. 20.67 billion, an increase of 27% YoY. Revenues for the quarter ended March 31, 2006, were Rs. 31.13 billion and Profit after Tax was Rs. 6.18 billion.
Global IT Services and Products
Global IT Services & Products reported Revenues of Rs. 80.66 billion for the year ended March 31, 2006, representing an increase of 33% YoY and PBIT of Rs. 19.85 billion, an increase of 24% YoY. Operating Income to Revenue for the year was 24.6%, a decrease of approximately 180 basis points over the previous year.
For the quarter ended March 31, 2006, Global IT Services & Products grew its Revenue to Rs. 23.17 billion and PBIT increased to Rs. 5.81 billion. Operating Income to Revenue at 25.1% decreased by approximately 20 basis points YoY and increased by approximately 30 basis points sequentially. R&D Services contributed 34% of the Revenue of Global IT Services. Enterprise Business contributed 57% of Revenues with the balance 9% being contributed by Business Process Outsourcing (BPO) services.
We had 53,742 employees as of March 31, 2006, which includes 37,655 employees in our IT Services business and 16,087 employees in our BPO business. This represents a net addition of 11,885 people comprised of 11,471 in our IT Services business and 414 people in our BPO business for the year.
During the quarter, we added 42 new customers. This includes 17 customers in our Technology business, 23 in Enterprise business and 2 in our BPO business. Wipro was named as the only Indian Tier I vendor by General Motors. Other wins include a leading provider of products and services supporting the health care industry and a large multi-million dollar contract from a global Telecom major for setting up and running their next generation CDMA lab. We also won a large field testing contract from a leading Telecom equipment company.
The financial year 2005-06 has seen our Global IT Services’ Product Engineering Services (PES) group reinforce its position as the world’s largest independent R&D service provider with annual Revenues crossing half a Billion dollars in the fourth quarter. Including acquisitions, the group registered 9.2% sequential growth in Revenues and 34% YoY growth. The PES group is 13,500+ engineers strong, and provides engineering services to companies across domains like Telecom, Computing Systems, Storage, Semiconductor, Automotive Electronics, Consumer Electronics, Industrial Automation, Avionics, Software Products and Medical Devices. The PES group has filed 58 invention disclosures on behalf of customers this year and some key wins this quarter have come as a result of licensing of its IPs in the Bluetooth and 1394 space.
Global IT Services and Products accounted for 74% of the Revenue and 87% of the PBIT for the quarter ended March 31, 2006.
Wipro Infotech — Our India, Middle East & Asia Pacific IT Services & Products business
For the year ended March 31, 2006, Wipro Infotech recorded Revenues of Rs.17.05 billion, representing an increase of 22% YoY. PBIT grew by 40% YoY to Rs. 1.46 billion. Services business contributed 36% to total Revenue and grew by 30.2% YoY. For the quarter ended March 31 2006, Wipro Infotech recorded revenues of Rs. 5,695 Mn, representing a growth of 18 %YoY. PBIT grew by 36 % YoY to Rs. 566 Mn.
Wipro Infotech won a contract for providing comprehensive IT outsourcing services to HDFC Bank. The contract is valued at Rs. 3600 million over a period of 10 years. Other notable wins in Q4 include a contract from the Andhra Pradesh government for integrated land information system, which involves application development, infrastructure provisioning and management and an infrastructure management services contract from the Standard Chartered Group covering Data Centre and End user support.

Wipro Infotech accounted for 18% of Revenue and 8% of the PBIT for the year ended March 31, 2006
Wipro Consumer Care & Lighting
Wipro Consumer Care and Lighting business recorded Revenue of Rs. 6.01 billion with PBIT of Rs. 805 million for the year ended March 31, 2006, a YoY increase of 27% and 20% respectively. PBIT to Revenue was 13% for the year.
For the quarter ended March 31, 2006, Wipro Consumer Care and Lighting business recorded Revenue of Rs. 1.66 billion with PBIT of Rs.214 million contributing 5% of total Revenue and 3% of the PBIT for the quarter. PBIT to Revenue was 13% for the quarter.
Wipro Limited
For the year ended March 31, 2006, the Return on Capital Employed in Global IT Services was 59%, Wipro Infotech was 77% and Consumer Care and Lighting was 76%. At the Company level, the Return on Capital Employed was 35%, lower due to inclusion of cash and cash equivalents of Rs. 29.8 billion in Capital Employed (40% of Capital Employed).
For Wipro Limited, Profit after Tax computed in accordance with US GAAP for the year ended March 31, 2006, was Rs. 20.27 billion, an increase of 28% YoY. The net difference between profits computed in accordance with Indian GAAP and US GAAP is primarily due to different Revenue recognition standards, different accounting standards for treatment of deferred taxes, accounting for forward contracts and amortization of intangible assets.
Global IT Services & Products segment Revenues were Rs. 80.51 billion for the year ended March 31, 2006, under US GAAP. The difference of Rs. 146 million is primarily attributable to difference in accounting standards for forward contracts under Indian GAAP and US GAAP .
Quarterly Conference call
Wipro will hold conference calls today at 11:45 AM Indian Standard Time (2:15 AM US Eastern Time) and at 7:00 PM Indian Standard Time (9:30 AM US Eastern Time) to discuss the company’s performance for the quarter and answer questions sent to email ID: lakshminarayana.lan@wipro.com An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of the company website at www.wipro.com shortly after the live broadcast.
About Wipro Limited
We are the first PCMM Level 5 and SEI CMM Level 5 certified IT Services company globally. We provide comprehensive IT solutions and services, including systems integration, information systems outsourcing, package implementation, software application development and maintenance, and research and development services to corporations globally.
In the Indian market, we are a leader in providing IT solutions and services for the corporate segment in India offering system integration, network integration, software solutions and IT services. In the Asia Pacific and Middle East markets, we provide IT solutions and services for global corporations. We also have a profitable presence in niche market segments of consumer products and lighting.
Our ADSs are listed on the New York Stock Exchange, and our equity shares are listed in India on the Stock Exchange — Mumbai, and the National Stock Exchange. For more information, please visit our websites at www.wipro.com and www.wipro.co.in
US GAAP financials on website
Condensed financial statements of Wipro Limited computed under the US GAAP along with individual business segment reports are available in the Investor Relations section at www.wipro.com.

Contact for Investor Relation	Contact for Media & Press

K R Lakshminarayana	Sandhya Ranjit
Corporate Treasurer	Manager-Corporate Communications
Phone: +91 -80-2844-0079	+91 -80-2844-0056
Fax: +91-80-2844-0051	+91 -80-2844-0350

lakshminarayana.lan@wipro.com	sandhya.ranjit@wipro.com
Forward looking and cautionary statements
Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings and revenue, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward -looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward -looking statement that may be made from time to time by us or on our behalf.
# Tables to follow

WIPRO LIMITED, CONSOLIDATED
UNAUDITED SEGMENT WISE BUSINESS PERFORMANCE FOR THE QUARTER & YEAR ENDED MARCH 31, 2006
(Rs. in Million)

	Quarter ended March 31			Year ended March 31
Particulars	2006	2005	Growth %	2006	2005	Growth %
Revenues
IT Services	20,637	14,609	41%	72,531	54,230	34%
Acquisitions	443	—	—	502	—	—
BPO Services	2,091	1,800	16%	7,627	6,523	17%
Global IT Services and Products	23,171	16,409	41%	80,660	60,753	33%
India & AsiaPac IT Services and Products	5,695	4,842	18%	17,048	13,964	22%
Consumer Care and Lighting	1,658	1,228	35%	6,008	4,723	27%
Others	876	788	11%	3,323	2,604	28%
Eliminations	(268)	(146)		(781)	(346)
TOTAL	31,132	23,121	35%	106,258	81,698	30%
Profit before Interest and Tax — PBIT
IT Services	5,412	3,923	38%	18,751	14,835	26%
Acquisitions	29	—		45	—
BPO Services	369	225	64%	1,058	1,206	-12%
Global IT Services and Products	5,810	4,148	40%	19,854	16,041	24%
India & AsiaPac IT Services and Products	566	415	36%	1,459	1,042	40%
Consumer Care and Lighting	214	177	21%	805	672	20%
Others	115	81	42%	388	397	-2%
TOTAL	6,705	4,821	39%	22,506	18,152	24%
Interest (Net) and Other Income	402	197		1,272	796
Profit Before Tax	7,107	5,018	42%	23,778	18,948	25%
Income Tax expense including Fringe Benefit Tax	(983)	(715)		(3,391)	(2,750)
Profit before Share in earnings / (losses) of Affiliates and minority interest	6,124	4,303	42%	20,387	16,198	26%
Share in earnings of affiliates	55	42		288	175
Minority interest	—	(15)		(1)	(88)
PROFIT AFTER TAX	6,179	4,330	43%	20,674	16,285	27%
Operating Margin
IT Services	26%	27%		26%	27%
Acquisitions	7%	—		9%	—
BPO Services	18%	13%		14%	18%
Global IT Services and Products	25%	25%		25%	26%
India & AsiaPac IT Services and Products	10%	9%		9%	7%
Consumer Care and Lighting	13%	14%		13%	14%
TOTAL	22%	21%		21%	22%
CAPITAL EMPLOYED
IT Services	27,952	21,416		27,952	21,416
Acquisitions	2,692	—		2,692	—
BPO Services	6,357	8,472		6,357	8,472
Global IT Services and Products	37,001	29,888		37,001	29,888
India & AsiaPac IT Services and Products	2,401	1,370		2,401	1,370
Consumer Care and Lighting	1,210	917		1,210	917
Others	26,272	21,538		26,272	21,538
TOTAL	66,884	53,713		66,884	53,713
CAPITAL EMPLOYED COMPOSITION
IT Services	41%	40%		41%	40%
Acquisitions	4%	—		4%	—
BPO Services	10%	16%		10%	16%
Global IT Services and Products	55%	56%		55%	56%
India & AsiaPac IT Services and Products	4%	3%		4%	3%
Consumer Care and Lighting	2%	2%		2%	2%
Others	39%	39%		39%	39%
TOTAL	100%	100%		100%	100%
RETURN ON AVERAGE CAPITAL EMPLOYED
IT Services	87%	79%		76%	81%
Acquisitions	5%	—		3%	—
BPO Services	17%	11%		14%	16%
Global IT Services and Products	65%	59%		59%	62%
India & AsiaPac IT Services and Products	96%	119%		77%	63%
Consumer Care and Lighting	76%	90%		76%	89%
TOTAL	38%	36%		37%	39%

Notes to Segment Report
1.	The segment report of Wipro Limited and its consolidated subsidiaries and associates has been prepared in accordance with the Accounting Standard 17 “Segment Reporting” issued by The Institute of Chartered Accountants of India.

2.	Segment revenue includes exchange differences which are reported in other income in the financial statements.

3.	PBIT for the quarter and year ended March 31, 2006 is after considering restricted stock unit amortisation of Rs. 154 Million (2005: Rs. 177 Million) & Rs. 633 Million (2005: Rs. 346 Million) respectively. PBIT of Global IT Services and Products for the quarter and year ended March 31, 2006 is after considering restricted stock unit amortisation of Rs. 131 Million (2005: Rs. 159 Million) and Rs. 544 Million (2005: Rs. 310 Million) respectively.

4.	Capital employed of segments include current liabilities –

(Rs. in Million)
	As at March 31,
Name of the Segment	2006	2005

Global IT Services and Products	13,510	8,338
India & AsiaPac IT Services and Products	5,314	4,233
Consumer Care and Lighting	1,080	764
Others	8,866	4,709

	28,770	18,044
5.	Capital employed of ‘Others’ includes cash and cash equivalents including liquid mutual funds of Rs. 29,817 Million (2005: Rs. 28,497 Million).
6.	The Company has four geographic segments: India, USA, Europe and Rest of the World. Significant portion of the segment assets are in India. Revenue from geographic segments based on domicile of the customers is outlined below:

(Rs. in Million)
	Quarter ended March 31,				Year ended March 31,
Geography	2006	%	2005	%	2006	%	2005	%

India	7,042	23%	5,876	25%	22,438	21%	19,513	24%
USA	15,215	49%	11,345	50%	53,088	50%	41,935	51%
Europe	7,020	22%	4,710	20%	24,311	23%	16,661	20%
Rest of the World	1,855	6%	1,190	5%	6,421	6%	3,589	5%

Total	31,132	100%	23,121	100%	106,258	100%	81,698	100%

7.	For the purpose of reporting, business segments are considered as primary segments and geographic segments are considered as secondary segment.

8.	Until June 30, 2005, the Company reported IT services and BPO services as an integrated business segment — Global IT Services and Products. Effective July 2005, the company reorganized the management structure of Global IT Services and Products Segment, the segment reporting format has been changed accordingly. Revenues, operating profits and capital employed of Global IT Services business are now segregated into IT Services and BPO services.

9.	Effective December 1, 2005, the Company acquired 100% equity of mPower Software Services Inc. and its subsidiaries (mPower) including the minority shareholding held by MasterCard International in MPact India, a joint venture between MasterCard International and mPower Inc, for an aggregate cash consideration of Rs. 1,275 Million. mPower Software Services Inc. is a US based Company engaged in providing IT services in the payments space.

As a part of this acquisition, Wipro aims to provide MasterCard a wide range of services including application development and maintenance, infrastructure services, package implementation, BPO and testing. Through this acquisition, Wipro is able to expand domain expertise in payment space and increase the addressable market for IT services.

This acquisition resulted in goodwill of Rs. 1,089 Million.

10.	On December 28, 2005 the Company acquired 100% equity of BVPENTE and its subsidiaries (New Logic). New Logic is an European system on chip design company. The consideration includes cash consideration of Rs. 1,157 Million and earn outs of Euro 26 Million to be determined and paid in future based on financial targets being achieved over a 3 year period.

Through this acquisition, the Company has acquired strong domain expertise in semiconductor IP cores and complete system-on-chip solutions with digital, analog mixed signal and RF design services. The acquisition also enables the Company to access over 20 customers in the product engineering space.

This acquisition resulted in goodwill of Rs. 849 Million.

11.	As at March 31, 2006, revenues, operating profits and capital employed (including goodwill) of mPower and New Logic are reported separately under ‘Acquisitions’.

12.	As of March 31, 2006, forward contracts and options (including zero cost collars) to the extent of US$ 226 Million have been assigned to the foreign currency assets as on the balance sheet date. The proportionate premium / discount on the forward contracts for the period upto the date of balance sheet is recognized in the profit and loss account. The exchange difference measured by the change in exchange rate between inception of forward contract and the date of balance sheet is applied on the foreign currency amount of the forward contract and recognized in the profit and loss account.

Additionally, the Company has designated forward contracts and options to hedge highly probable forecasted transactions. The Company also designates zero cost collars to hedge the exposure to variability in expected future foreign currency cash inflows due to exchange rate movements beyond a defined range. The range comprises an upper and lower strike price. At maturity, if the exchange rate remains within the range the Company realizes the cash inflows at spot rate, otherwise the Company realizes the inflows at the upper or lower strike price.

The exchange differences on the forward contracts and gain / loss on options are recognized in the profit and loss account in the period in which the forecasted transaction is expected to occur. The premium / discount at inception of forward contracts is amortised over the life of the contract.

In certain cases, the Company has entered into forward contracts having a maturity earlier than the period in which the hedged transaction is forecasted to occur. The gain / loss on roll over / cancellation / expiry of such contracts is recognized in the profit and loss account in the period in which the forecasted transaction is expected to occur, till such time the same is accumulated and shown under Loans and Advances / Current liabilities.

In respect of option / forward contracts which are not designated as hedge of highly probable forecasted transactions, realized / unrealized gain or loss are recognized in the profit and loss account of the respective periods.

As at March 31, 2006, the Company had forward / option contracts to sell US$ 438 Million in respect of highly probable forecasted transactions. The effect of mark to market of the said forward contracts is a gain of Rs. 131 Million. The final impact of such contracts will be recognized in the profit and loss account of the respective periods in which the forecasted transactions are expected to occur.

13.	In August 2005, the Company issued bonus shares in the ratio of one additional equity share for every equity share or ADS held.

14.	The Company has been granting restricted stock units (RSUs) since October 2004. The RSUs generally vest equally at annual intervals over a five year period. The stock compensation cost is computed under the intrinsic value method and amortized on a straight line basis over the total vesting period of five years. As permitted by generally accepted accounting principles in the United States (US GAAP), the Company applies a similar straight line amortization method for financial reporting under US GAAP. The company has been advised by external counsel that the straight line amortization complies with SEBI guidelines.

However, an alternative interpretation could result in amortization of the cost on an accelerated basis. Under this approach, the amortization in the initial years would be higher with a lower charge in subsequent periods (though the overall charge over the full vesting period will remain the same). If the Company were to amortize the cost on an accelerated basis, profit before taxes and profit after tax for three months ended March 31, 2006 would have been lower by Rs. 28 Million & Rs. 24 Million and for the year ended March 31, 2006 would have been lower by Rs. 490 Million & Rs. 449 Million respectively. Similarly, the profit before taxes and profit after tax for the year ended March 31, 2005 would have been lower by Rs. 443 Million and Rs. 409 Million respectively. This would effectively increase the profit before and after tax in later years by similar amounts.

The Company is awaiting further clarification on the matter.
15.	a)	In accordance with Accounting Standard 21 “Consolidated Financial Statements” issued by The Institute of Chartered Accountants of India, the consolidated financial statements of Wipro Limited include the financial statements of all subsidiaries which are more than 50% owned and controlled.

	b)	The Company has a 49% equity interest in Wipro GE Medical Systems Private Limited (Wipro GE), an entity in which General Electric, USA holds the majority equity interest. The shareholders agreement provides specific rights to the two shareholders. Management believes that these specific rights do not confer joint control as defined in Accounting Standard 27 “Financial Reporting of Interest in Joint Venture”. Consequently, WGE is not considered as a joint venture and consolidation of financial statements are carried out as per equity method in terms of Accounting Standard 23 “Accounting for Investments in Associates in Consolidated Financial statements”.

	c)	In accordance with the guidance provided in Accounting Standard 23 “Accounting for Investments in Associates in Consolidated Financial Statements” WeP Peripherals have been accounted for by equity method of accounting.